UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIGHTSTONE VALUE PLUS REIT II, INC.

(Name of Subject Company)

WEST 4 CAPITAL LP

GRANITE SAPPHIRE MANAGEMENT LIMITED

WEST 4 CAPITAL INVESTMENT ADVISER LIMITED

CAPRICORN FUND MANAGERS LIMITED

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ronen Capeluto

West 4 Capital LP

c/o Walkers Corporate Limited

2nd Floor, Century Yard

Cricket Square, George Town

P.O. Box 31162

Grand Cayman, KY1-1205

Cayman Islands

Phone: +972-54-206-2957

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offerors)

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

The information contained herein is preliminary and is subject to change and completion. The Offer described herein has not yet commenced, and this communication, including all exhibits attached hereto, is neither an offer to purchase nor a solicitation or recommendation of an offer to sell shares.

This Tender Offer Statement on Schedule TO is being filed by West 4 Capital LP (the “Purchaser”). Pursuant to General Instruction D. to Schedule TO, this Schedule TO relates to pre-commencement communications by the Purchaser. The Purchaser has not yet commenced the offer that is referred to in this communication. Upon commencement of such offer, the Purchaser will file with the Securities and Exchange Commission (the “Commission”) a Schedule TO and related exhibits, including an Assignment Form pursuant to which tendering shareholders may transmit their shares to the Purchaser, along with any necessary updates to the documents that are included as exhibits in this filing. Shareholders of Lightstone Value Plus REIT II, Inc., the subject company of the proposed offer (the “Corporation”), are strongly encouraged to read the Purchaser’s updated Tender Offer Statement on Schedule TO and related tender offer documents when they are filed with the Commission upon commencement of the offer because they will contain important information that the Corporation’s shareholders should consider before making a decision to tender their shares.

This Tender Offer Statement on Schedule TO relates to a proposed offer (the “Offer”) by the Purchaser to purchase up to 860,000 shares of common stock, par value $0.01 per share (the “Shares”), in the Corporation at a purchase price equal to $5.51 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase in the form attached hereto as Exhibit (a)(1) (the “Offer to Purchase”). Granite Sapphire Management Limited, West 4 Capital Investment Adviser Limited and Capricorn Fund Managers Limited are being named as co-bidders herein because they are deemed to control, or exercise certain control rights with respect to, the Purchaser, but otherwise will not participate in the Offer.

Item 12. Exhibits.

(a)(1)	Form of Offer to Purchase

(a)(2)	Form of Letter to Shareholders

(a)(3)	Form of Press Release/Summary Advertisement

(b) - (h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2023

West 4 Capital LP

By:	/s/ Ronen Capeluto
Ronen Capeluto
Chief Investment Officer

Granite Sapphire Management Limited

By:	/s/ Ronan Guilfoyle
Ronan Guilfoyle
Director

West 4 Capital Investment Adviser Limited

By:	/s/ Ronen Torem
Ronen Torem
Director

Capricorn Fund Managers Limited

By:	/s/ Darryl Noik
Darryl Noik
Director